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                            [GERDAU AMERISTEEL LOGO]


May 20, 2004

To:  Canadian Securities Administrators


Dear Sirs/Mesdames:

RE:  GERDAU AMERISTEEL CORPORATION (THE "CORPORATION")
     ANNUAL MEETING OF SHAREHOLDERS HELD ON MAY 6, 2004
     REPORT OF VOTING RESULTS

In accordance with s. 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report describes the matters voted upon and the outcomes of the votes conducted at the Corporation's Annual Meeting of Shareholders:


1.   ELECTION OF DIRECTORS

The following nominees were elected as directors of the Corporation by acclamation until the next annual meeting of shareholders or until their successors are duly elected or appointed:

        Name of Nominee
        ---------------
Phillip E. Casey
Kenneth W. Harrigan
Joseph J. Heffernan
Jorge Gerdau Johannpeter
Frederico C. Gerdau Johannpeter
Andre Bier Johannpeter
J. Spencer Lanthier
Arthur Scace
Dr. Michael D. Sopko

2.   APPOINTMENT OF AUDITOR

By a vote by way of a show of hands, PricewaterhouseCoopers LLP was appointed auditor of the Corporation until the next annual meeting of shareholders and the Board of Directors was authorized to fix the auditor's remuneration.